UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

"THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRANT'S AMENDMENT NO.5 OF
FORM F-3 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 2004."

For April 22, 2004

Commission File Number  0-26424

SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

999 West Hastings Street, #1180,
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 21, 2004

99.2	Material Change Report (Form 51-102F3) dated April 22, 2004

SIGNATURE

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER STANDARD RESOURCES INC. (Registrant)

Dated: April 22, 2004	By:	/s/ Linda J.Sue

Linda J. Sue Corporate Secretary